As filed with the Securities and Exchange Commission on September 4, 2018

Securities Act File No. 333-224305

Investment Company Act File No. 811-05715

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form N-2

(Check Appropriate Box or Boxes)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 19	☒

THE GABELLI CONVERTIBLE AND INCOME SECURITIES FUND INC.

(Exact name of Registrant as specified in Charter)

One Corporate Center

Rye, New York 10580-1422

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (800) 422-3554

Bruce N. Alpert

The Gabelli Convertible and Income Securities Fund Inc.

One Corporate Center

Rye, New York 10580-1422

(914) 921-5100

(Name and Address of Agent for Service)

Copies to:

Andrea R. Mango, Esq.	Thomas A. DeCapo, Esq.	Richard Prins, Esq.
The Gabelli Convertible and Income Securities Fund Inc.	Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
One Corporate Center	500 Boylston Street	4 Times Square
Rye, New York 10580-1422 (914) 921-5100	Boston, Massachusetts 02116 (617) 573-4814	New York, New York 10036 (212) 735-3000

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-224305 and 811-05715) of The Gabelli Convertible and Income Securities Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements

Part A

The unaudited financial statements included in the semi-annual report to the Fund’s shareholders for the six months ended June 30, 2018 are incorporated by reference to the Fund’s semiannual report to shareholders in Part A.

Part B

The audited financial statements included in the annual report to the Fund’s shareholders for the fiscal year ended December 31, 2017, together with the report of PricewaterhouseCoopers LLP thereon, are incorporated by reference to the Fund’s annual report to shareholders in Part B.

(2)	Exhibits:

(a)(1)	Articles of Amendment and Restatement of Registrant (1)

(a)(2)	Articles of Amendment to the Articles of Amendment and Restatement of the Registrant, dated July 30, 2002 (2)

(a)(3)	Articles Supplementary Creating and Fixing the Rights of Series B 6.00% Cumulative Preferred Stock, dated March 13, 2003 (3)

(a)(4)	Articles Supplementary Creating and Fixing the Rights of Series C Auction Rate Cumulative Preferred Stock, dated March 13, 2003 (3)

(a)(5)	Certificate of Correction to the Articles Supplementary Creating and Fixing the Rights of Series B 6.00% Cumulative Preferred Stock, dated March 13, 2003 (2)

(a)(6)	Articles Supplementary for election to be subject to Section 3 – 804 (c) of the Maryland General Corporation Law (4)

(a)(7)	Articles of Amendment to the Articles Supplementary Creating and Fixing the Rights of Series B 6.00% Cumulative Preferred Stock, dated November 15, 2012 (2)

(a)(8)	Articles Supplementary for the Series [ ] Preferred Stock **

(b)(1)	Amended and Restated Bylaws of the Registrant (4)

(b)(2)	Amendment No.1 to the Amended and Restated Bylaws of the Registrant, dated February 22, 2018 (2)

(c)	Not applicable

(d)(1)	Form of Subscription Certificate for Shares of Common Stock *

(d)(2)	Form of Subscription Certificate for Shares of [ ]% Series Cumulative Preferred Stock **

(d)(3)	Form of Subscription Certificate for Shares of Common Stock and [ ]% Series Cumulative Preferred Shares **

(d)(4)	Form of Indenture (2)

(d)(5)	Form T-1 Statement of Eligibility of Trustee with respect to the Form of Indenture **

(d)(6)	Form of Notice of Guaranteed Delivery *

(e)	Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan (5)

(f)	Not applicable

(g)	Investment Advisory Agreement between the Registrant and Gabelli Funds, LLC (6)

(h)(1)	Form of Underwriting Agreement **

(h)(2)	Form of Dealer Manager Agreement *

(i)	Not applicable

(j)	Custodian Agreement between the Registrant and State Street Bank and Trust Company (6)

(k)(1)	Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (2)

(k)(2)	Amendment No. 1 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (2)

(k)(3)	Amendment No. 2 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (2)

(k)(4)	Amendment No. 3 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (2)

(k)(5)	Amendment No. 4 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (2)

(k)(6)	Amendment No. 5 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (2)

(k)(7)	Amendment No. 6 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (2)

(k)(8)	Amendment No. 7 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (2)

(k)(9)	Amendment No. 8 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (2)

(k)(10)	Amendment No. 9 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (2)

(k)(11)	Amendment No. 10 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (2)

(k)(12)	Amendment No. 11 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (2)

(k)(13)	Fee and Service Schedule for Stock Transfer Services between Registrant, Computershare Trust Company, N.A. and Computershare Inc. (2)

(k)(14)	Form of Rights Agent Agreement*

(k)(15)	Form of Administrative Agent Agreement*

(l)(1)	Opinion and Consent of Venable LLP, special counsel for the Registrant (7)

(l)(2)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP (7)

(l)(3)	Opinion and Consent of Venable, LLP, special counsel for the Registrant, with respect to legality *

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm for the Registrant (7)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)	Code of Ethics of the Registrant and Investment Advisor (2)

(s)(1)	Powers of Attorney (2)

(s)(2)	Power of Attorney for Anthony S. Colavita (7)

*	Filed herewith.

**	To be filed by Amendment.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, File Nos. 333-26644 and 811-05715, as filed with the Securities and Exchange Commission on March 31, 1995.

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, File Nos. 333-224305 and 811-05715, as filed with the Securities and Exchange Commission on April 16, 2018.

(3)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-102494 and 811-05715, as filed with the Securities and Exchange Commission on March 13, 2003.

(4)	Incorporated by reference to the Registrant’s Form 8-K, File No. 811-05715, as filed with the Securities and Exchange Commission on December 9, 2010.

(5)	Included in Prospectus.

(6)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, File Nos. 333-24541 and 811-05715, as filed with the Securities and Exchange Commission on May 9, 1997.

(7)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, File Nos. 333-224305 and 811-05715, as filed with the Securities and Exchange Commission on July 3, 2018.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 100 of the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$15,563
NYSE listing fee	$20,000
Rating Agency fees	$50,000
Printing/engraving expenses	$191,000
Auditing fees and expenses	$56,000
Legal fees and expenses	$465,000
FINRA fees	$—
Miscellaneous	$90,000

Total	$887,563

Item 28.	Persons Controlled by or Under Common Control with Registrant

None.

Item 29.	Number of Holders of Securities as of July 31, 2018:

Class of Shares	Number of Record Holders
Common Shares	918
Series B 6.00% Cumulative Preferred Stock	5

Item 30.	Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s charter and bylaws obligate the Registrant to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act to indemnify any present or former director or officer and the Registrant’s bylaws obligate the Registrant to the maximum extent permitted by Maryland law and the Securities Act of 1933, as amended, and subject to the requirements of the 1940 Act, to indemnify any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, partnership, joint venture, trust, enterprise or employee benefit plan as a director, officer, partner, trustee employee, agent or fiduciary, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The bylaws also permit the Registrant to indemnify and advance expenses to any of the Registrant’s employees or agents. In accordance with the 1940 Act, the Registrant’s will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met. The advancement of expenses is subject to additional limitations pursuant to the 1940 Act.

Section 9 of the Registrant’s Investment Advisory Agreement provides as follows:

9. Indemnity

(a) The Registrant hereby agrees to indemnify the Adviser and each of the Adviser’s trustees, officers, employees, and agents (including any individual who serves at the Adviser’s request as director, officer, partner, trustee or the like of another corporation) and controlling persons (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees (all as provided in accordance with applicable corporate law) reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth above in this paragraph or thereafter by reason of his having acted in any such capacity, except with respect to any matter as to which he shall have been adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Fund and furthermore, in the case of any criminal proceeding, so long as he had no reasonable cause to believe that the conduct was unlawful, provided, however, that (1) no indemnitee shall be indemnified hereunder against any liability to the Fund or its shareholders or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (v) being sometimes referred to herein as “disabling conduct”), (2) as to any matter disposed of by settlement or a compromise payment by such indemnitee, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless there has been a determination that such settlement or compromise is in the best interests of the Fund and that such indemnitee appears to have acted in good faith in the reasonable belief that his action was in the best interest of the Fund and did not involve disabling conduct by such indemnitee and (3) with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the full Board of the Fund. Notwithstanding the foregoing the Fund shall not be obligated to provide any such indemnification to the extent such provision would waive any right which the Fund cannot lawfully waive.

(b) The Fund will make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Fund receives a written affirmation of the indemnitee’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to reimburse the Fund unless it is subsequently determined that he is entitled to such indemnification and if the trustees of the Fund determine that the facts then known to them would not preclude indemnification. In addition, at least one of the following conditions must be met: (A) the indemnitee shall provide a security for his undertaking, (B) the Fund shall be insured against losses arising by reason of any lawful advances, or (C) a majority of a quorum of trustees of the Fund who are neither “interested persons” of the Fund (as defined in Section 2(a)(19) of the Act) nor parties to the proceeding (“Disinterested Non-Party Directors”) or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(c) All determinations with respect to indemnification hereunder shall be made (1) by a final decision on the merits by a court or other body before whom the proceeding was brought that such indemnitee is not liable by reason of disabling conduct or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of the Disinterested Non-party Directors of the Fund, or (ii) if such a quorum is not obtainable or even, if obtainable, if a majority vote of such quorum so directs, independent legal counsel in a written opinion.

The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

Other

Reference is made to Section 6 of the Dealer Manager Agreement, a form of which is filed as Exhibit (h)(2) to this Registration Statement. Any additional underwriter indemnities to be filed by amendment.

Additionally, the Registrant and the other funds in the Gabelli/GAMCO Fund Complex jointly maintain, at their own expense, E&O/D&O insurance policies for the benefit of its directors/trustees, officers and certain affiliated persons. The Registrant pays a pro rata portion of the premium on such insurance policies.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

The Investment Adviser, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the SEC pursuant to the 1940 Act (Commission File No. 801-37706).

Item 32.	Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the office of the Investment Adviser at One Corporate Center, Rye, New York 10580-1422, in part at the offices of the Fund’s custodian, State Street Bank and Trust Company, in part at the offices of the Fund’s custodian, State Street Bank and Trust Company, at 1776 Heritage Drive, North Quincy, Massachusetts, 02171, in part at the offices of the Fund’s sub-administrator, Bank of New York Mellon, at 760 Moore Road, King of Prussia, PA 19406, and in part at the offices of the Fund’s transfer agent, Computershare Trust Company, N.A., at 250 Royall Street, Canton, Massachusetts 02116.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1. Registrant undertakes to suspend the offering of shares until the prospectus is amended if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. If the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, and to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall undertake to file a post-effective amendment to set forth the terms of such offering.

4. Registrant hereby undertakes:

(a)	to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)

that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)

the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Registrant undertakes:

(a)

that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)

that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

7. Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, and State of New York, on the 4th day of September, 2018.

THE GABELLI CONVERTIBLE AND INCOME SECURITIES FUND INC.

By:	/s/ Bruce N. Alpert
Bruce N. Alpert
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 4th day of September, 2018.

NAME	TITLE

* Mario J. Gabelli	Director, Chairman and Chief Investment Officer

/s/ Bruce N. Alpert Bruce N. Alpert	President (Principal Executive Officer)

/s/ John C. Ball John C. Ball	Treasurer (Principal Financial and Accounting Officer)

* John Birch	Director

* E. Val Cerutti	Director

* Anthony S. Colavita	Director

* Thomas H. Dinsmore	Director

* Vincent D. Enright	Director

* Leslie F. Foley	Director

* Daniel D. Harding	Director

* Michael J. Melarkey	Director

* Kuni Nakamura	Director

* Werner J. Reoder	Director

* Anthonie C. van Ekris	Director

* Salvatore J. Zizza	Director

/s/ Bruce N. Alpert Bruce N. Alpert	Attorney-in-Fact

*	Pursuant to Powers of Attorney

EXHIBIT INDEX

(d)(1)	Form of Subscription Certificate for Shares of Common Stock
(d)(6)	Form of Notice of Guaranteed Delivery
(h)(2)	Form of Dealer Manager Agreement
(k)(14)	Form of Rights Agent Agreement
(k)(15)	Form of Administrative Agent Agreement
(l)(3)	Opinion and Consent of Venable, LLP, special counsel for the Registrant, with respect to legality